Exhibit 10.5
January 23, 2006
Board of Directors
Chairman
Integrated Electrical Services, Inc.
1800 West Loop South
Suite 500
Houston, TX 77027
Attn: Special Restructuring Committee
Dear Gentlemen:

Re:	Management Services
     We are pleased to set forth the terms of the engagement of Glass & Associates, Inc. (“Glass”) by Integrated Electrical Services, Inc. (the “Company”), effective as of January 18, 2006.
     1. Services. The Company engages Glass for the purpose of providing the services described on attached Schedule 1. Sanford Edlein, as representative of Glass, will serve as Chief Restructuring Officer to the Company under this Agreement. Glass may provide the services under this Agreement through other principals, employees or consultants of Glass from time to time as required during the course of the engagement. Glass will provide oversight of the engagement under this Agreement from its Regional Office in Dallas, Texas.
     2. Independent Contractor; No Fiduciary Relationship. Glass is an independent contractor, and no employee or agent of Glass is an employee of Company. As an independent contractor, Glass will have complete and exclusive charge of the management and operation of its business, including hiring and paying the wages and other compensation of all of its employees and agents, and paying all bills, expenses and other charges incurred or payable with respect to the operation of its business, and will be responsible for all employment, withholding and income and other taxes incurred in connection with the operation and conduct of its business. Glass employees will not be considered employees of the Company. Nothing in this Agreement is intended to create, shall be construed as creating or be deemed to create a fiduciary relationship between the Company and Glass (other than Sanford Edlein, in his capacity as Chief Restructuring Officer).
     3. Information and Access. Glass shall have full access to all personnel, books, and records of and advisors to the Company and, if Glass so desires, a working relationship with the entire internal organization of Company. Company represents and warrants that, except as disclosed to Glass in writing, all information made available to Glass will, to the best of the Company’s knowledge, at all times during the period of the engagement of Glass under this Agreement be complete and correct in all material respects and will not contain any untrue
Glass & Associates, Inc. www.glass-consulting.com
New York Canton Charlotte Chicago Dallas Detroit Frankfurt/M. Houston London

statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. Company further represents and warrants that any projections or other information provided by it to Glass will have been prepared in good faith and will be based on assumptions which, in light of the circumstances under which they are made, are reasonable, although it is recognized that projections are based on assumptions that may or may not prove to be accurate. Company acknowledges that, in rendering its services hereunder, Glass will be using and relying on the information (and information available from public sources and other sources deemed reliable by Glass) without independent verification thereof by Glass or independent appraisal by Glass of any of the Company’s assets. Glass does not assume responsibility for the accuracy or completeness of the information or any other information regarding the Company.
     4. Oversight of Engagement. Glass, and any employee of Glass serving as an interim officer under this Agreement, shall report only to, and its engagement shall be subject to the exclusive supervision of, the Special Restructuring Committee (the “Restructuring Committee”) of the Company’s Board of Directors (the “Board”), whose members are all of the independent directors of the Board. Except for such oversight, the actions and decisions of Glass shall not be subject to review by any other officer of the Company. Glass shall work collaboratively with the Restructuring Committee, the Board, Company’s senior management team, Company’s other professionals and the ad hoc committee of the senior subordinated noteholders (“the “Ad Hoc Committee”) in performing its engagement under this Agreement. The Ad Hoc Committee and its representatives and advisors shall have complete access to Glass.
     5. Compensation.
          5.1 Glass shall be compensated for its services under this Agreement as set forth on attached Schedule 2 and shall be reimbursed for its reasonable expenses. Glass reviews and revises its hourly billing rates effective January 1 of each year.
          5.2 Reimbursable expenses include direct out-of-pocket expenses incurred on the engagement including reasonable costs for meals, travel and travel related expenses, outside printing and reproduction services, and courier, overnight and other delivery services. Reimbursable expenses also include an administrative charge of 2% of hourly fee billings for indirect costs including long-distance phone charges, cell phone charges, facsimiles, normal postage, in-house photocopying and in-house printing. The reasonable fees and expenses of attorneys consulted or engaged by Glass to assist it under this Agreement not to exceed $5,000 without prior approval from Company, not to be unreasonably withheld, shall be reimbursable expenses. Services of other third parties consulted or engaged by Glass to assist it under this Agreement shall be reimbursable expenses provided that such consultation or engagement has been approved in advance by the Board.
          5.3 Company has paid Glass an initial deposit of $100,000 (the “Deposit”) (inclusive of the $50,000 deposit previously paid to Glass pursuant to its December 22, 2005 engagement letter with Company (the “Prior Letter”)), which will be held in a separate Glass bank account for client deposits. If Glass’ engagement under this Agreement is terminated before Glass’ fees based on its hourly rates equal the Deposit Glass shall nonetheless be entitled by Company to retain the full amount of the Deposit as consideration for undertaking the engagement under this Agreement and for the services provided before termination. Glass may only withdraw amounts from the Deposit in order to return it to Company or to apply all or any portion of the Deposit to amounts due to Glass under this Agreement. If Company pays an invoice from Glass after Glass has applied funds from the Deposit to amounts due under that invoice Glass will deposit to the account for client deposits the lesser of the amount of the payment made or the amount withdrawn from the Deposit. Company hereby grants Glass a security interest in and lien upon the Deposit to secure payment of all amounts due to Glass under this Agreement and any damages resulting from a breach by the Company of this Agreement, including as a result of a rejection of this Agreement in a bankruptcy case. Glass’ fees and reimbursable expenses will be billed as provided on Schedule 2 and shall be due and payable upon receipt of invoice.
          5.4 Glass shall permit Company to inspect Glass’ time and expense records in Glass’ offices during normal business hours on reasonable advance notice to verify Glass’ invoices. Glass shall provide the Company with an itemized report of expenses on a monthly basis.
     6. Testimony. Except for testimony which is within the scope of services set forth on Schedule 1 for which Glass will be compensated as provided on Schedule 2, if Glass is required in any legal proceeding to deliver testimony in connection with the services provided under this Agreement, Company agrees to pay Glass a fee at Glass’ then prevailing hourly rates for witness preparation and court appearances, in addition to the reasonable fees and expenses of outside counsel retained by Glass to advise in connection with such testimony and other reimbursable expenses incurred by Glass in connection with the testimony.
     7. Non Solicitation of Glass Employees. For one year after termination of Glass’ engagement under this Agreement the Company shall not hire, retain or utilize (other than through Glass) the services of any Glass employee or former employee who has been employed by Glass in the ninety (90) day period preceding hire by Company. The Company further agrees that any violation shall result in liquidated damages in the amount of 50% of the hired employee’s total compensation during their first year of employment by Company. Payment of liquidated damages for violation of this Agreement may be billed and shall be payable as an additional reimbursable expense under this Agreement and shall not be subject to any requirement of advance authorization by Company or any other limitation that may apply to other fees and expenses payable to Glass under this Agreement.
     8. Use of Name and Work Product. The Company acknowledges that all information (written or oral) generated by Glass in connection with its engagement is intended solely for benefit and use of the Company (limited to its management, including the Board). The Company agrees that no such information shall be used for any other purpose or reproduced, disseminated, quoted or referred to with attribution to Glass at any time, in any manner or for any purpose other than within the Company or to the Ad Hoc Committee and its advisors, in each case without Glass’ prior written consent (which consent shall not be unreasonably withheld), except as required by law, stock exchange rules or valid legal process (and after advance notice to Glass). Without limiting the foregoing, the Company shall not, and shall not authorize anyone else to, use Glass’ name or use or make available to third parties any written materials (including extracts or excerpts therefrom or abstracts thereof) or other work product prepared by Glass pursuant to this Agreement in connection with obtaining or extending credit, offering or selling securities or other assets or in any representations to third parties without Glass’ prior written consent, except to the Ad Hoc Committee and its advisors and except for references to Glass’ engagement in public filings and in the proposed Disclosure Statement. Glass is authorized, at its expense, to place a customary “tombstone” advertisement or similar announcement with respect to its engagement hereunder in such form and in such media as Glass deems appropriate and reasonably acceptable to the Company.
     9. Standard of Care and Warranty Disclaimer. Glass performs its services in accordance with standards of skill and care generally observed by “turnaround” consultants of recognized national standing in the United States. If Glass fails to meet such standards the sole remedy of Company shall be to terminate this Agreement and recover any direct damages Company may prove. Neither Glass nor any of its directors, shareholders, officers, employees, consultants or other agents (collectively with Glass the “Glass Parties”) shall be liable for any lost or loss of profits, any indirect, incidental or consequential damages, or any claim, loss or expense for which indemnification would be provided under Section 10 of this Agreement. In performing its services under this Agreement Glass is not assuming any responsibility for the Company’s decision to pursue or not to pursue any business strategy or to effect or not to effect any restructuring, business combination, refinancing or other transaction, nor shall Glass be responsible for providing any tax, legal or other specialist advice. Glass makes no representations or warranties, express or implied, concerning the value of its services or the results that may be obtained therefrom. Glass’ engagement shall not constitute an audit, review, compilation or any other type of financial statement reporting or consulting engagement that is subject to the rules of the AICPA or other state and national professional bodies.
     10. Limitation of Liability and Indemnity; Insurance.
          10.1 Glass’ sole obligation under this Agreement is to the Company, and any advice (written or oral) given by Glass to the Company in connection with Glass’ engagement under this Agreement is solely for the use and benefit of the Company. In no event, regardless of the legal theory advanced, shall any Glass Party be responsible to the Company or liable to any third party other than for gross negligence, willful misconduct, bad faith or knowing violation of law or for conduct Glass did not in good faith believe was in, or at least not opposed to, the best interests of the Company. The obligations of Glass are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Glass shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by the Company, whether on its own behalf or on behalf of any other person.
          10.2 The Company shall indemnify, defend and hold harmless the Glass Parties against any and all claims, costs, demands, damages, assessments, actions, suits or other proceedings, liabilities, judgments, penalties, fines or amounts paid in settlement, expenses, and reasonable attorneys fees (whether incurred at the trial or appellate level, in an arbitration, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or application), or otherwise and notwithstanding any limitation set forth in Section 5 above) (collectively “Claims”) arising out of, connected with or related to the services performed under this Agreement, whether or not such Claims are attributable in whole or in part to negligence by Glass, other than Claims that are finally determined by judgment or in binding arbitration to have resulted from (a) acts or omissions by Glass that involve gross negligence, willful misconduct, bad faith or a knowing violation of law or (b) conduct that Glass did not in good faith believe was in, or at least not opposed to, the best interests of the Company. Glass shall give prompt written notice to the Company of any Claim for which indemnification may be claimed hereunder, and the parties shall then cooperate as reasonably required to defend such Claim; provided, that the right of the Glass Parties to indemnification shall not be affected by any failure or delay by Glass to give such notice, except to the extent that the rights and remedies of the indemnifying party shall have been materially prejudiced as a result of such failure or delay. The Company shall pay all reasonable costs and expenses, including attorneys’ fees, incurred by Glass to enforce its rights under this Agreement. The Company agrees that, without Glass’ prior written consent (which will not be unreasonably withheld), the Company will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding or investigation in respect of which indemnification or contribution has been sought hereunder (whether or not Glass or any other Glass Party are an actual or potential party to such claim, action or proceeding or investigation), unless such settlement, compromise or consent includes an unconditional release of each Glass Party from all liability arising out of such claim, action or proceeding or investigation.
     10.3 If for any reason the foregoing indemnification is determined to be unavailable to any Glass Party or insufficient to fully indemnify any such person, then the Company will contribute to the amount paid or payable by such person as a result of any such claims in such proportion as is appropriate to reflect both the relative benefit and the relative fault of the Company on the one hand, and the Glass Parties on the other hand, and any other relevant equitable considerations in connection with the matters as to which such claims relate; provided, however, that in no event shall the amount to be contributed by all Glass Parties in the aggregate exceed the amount of compensation actually received by Glass under this Agreement.
     10.4 In addition to the indemnification provided by Section 10.2 or 10.3, any Glass employee serving as an officer or director of the Company or any of its subsidiaries or affiliates shall be entitled to the benefit of the most favorable indemnities provided by the Company to its officers and directors, whether under the Company’s governing documents, by contract or otherwise.
     10.5 Immediately upon execution of this Agreement, and as a condition to the obligations of Glass hereunder, the Company shall use its best efforts to cause Glass and its agents and employees to be added as additional named insureds on the Company’s comprehensive general liability insurance policies and Sanford Edlein to be specifically included and covered under the Company’s directors’ and officers’ liability insurance policies (“D&O

Policies”). The Company shall give Glass not less than 30 days’ written notice if for any reason other than the termination of his services as Chief Restructuring Officer Mr. Edlein will cease to be covered under the Company’s D&O Policies or if the terms of the Company’s D&O Policies will be amended in any respect materially affecting Mr. Edlein’s coverage thereunder.
     11. Confidentiality.
          11.1 All information disclosed to Glass by the Company in connection with Glass’ engagement under this Agreement, including without limitation information acquired from the Company’s employees or inspection of the Company’s property, and confidential information disclosed to Glass by third parties representing or acting for or on behalf of Company, shall be considered Confidential Information. Confidential Information shall not include information which (a) is now or subsequently becomes generally known or available by publication, commercial or otherwise, through no fault of Glass, (b) is known by Glass at the time of the disclosure provided such information did not come from a source known by Glass to be bound by confidentiality agreement with the Company or otherwise prohibited from disclosing information to Glass by a contractual, legal or fiduciary obligation, (c) is independently developed by Glass without the use of any Confidential Information, (d) is information that the parties agree in writing may be disclosed by Glass, (e) is or becomes available to Glass on a non-confidential basis from a source other than Company, provided that, to Glass’ knowledge, such source was not prohibited from disclosing such information to Glass by a legal, contractual or fiduciary obligation owed to Company or (f) is information that must, upon advice of counsel to Glass, be disclosed pursuant to applicable law or legal, regulatory, or administrative process after compliance with the provisions hereof.
          11.2 Glass shall keep all Confidential Information confidential and shall use the Confidential Information solely for purpose of providing the services to be furnished pursuant to this Agreement. Glass may make reasonable disclosures of Confidential Information to third parties in connection with the performance of its engagement under this Agreement (provided, however, such disclosure is made pursuant to a confidentiality agreement in form and substance reasonably satisfactory to the Company) and in connection with any dispute between Glass and the Company under or concerning this Agreement and Glass will have the right to disclose to others in the normal course of business its involvement with the Company. Any written information produced by Glass shall be treated as Confidential Information, shall be delivered solely to the Company and, except as required by law or legal process, shall not be provided to any third party without the Company’s consent.
          11.3 If Glass receives any request (by order, subpoena or other legal process) to produce any Confidential Information, Glass will, unless prohibited by law or process, use its best efforts to provide the Company with timely notice of such request and, at the Company’s request and expense, cooperate with the Company in any action the Company deems necessary or appropriate under the circumstances to protect the confidentiality of the Confidential Information and will disclose only that Confidential Information that Glass is legally required to disclose.

     12. Termination. Glass’ engagement may be terminated at any time by the Company, and Glass may terminate its engagement at any time, in each case by written notice and without liability or continuing obligation to the Company or Glass, except that following such termination Glass shall remain entitled to any compensation accrued pursuant to Section 5 but not yet paid prior to termination and to reimbursement of expenses incurred prior to termination pursuant to Section 5; provided however, that Glass shall not be entitled to any compensation or reimbursement of expenses or any unused portion of the Deposit if Company terminates this Agreement for Glass’ conduct described in clause (a) or (b) of Section 10.2. Upon termination Glass may apply the Deposit to any amounts due under this Agreement, and any unused portion of the Deposit will be returned to the Company. All provisions of this Agreement, other than Sections 1 and 3, shall survive termination of Glass’ engagement under this Agreement.
     13. Modification. No modification, amendment or addition to, or waiver of any provisions of this Agreement shall be valid or enforceable unless in writing and signed by all parties.
     14. Legal Construction. The validity, interpretation and enforceability of this Agreement shall be determined in accordance with the substantive laws of the State of New York, exclusive of choice of law provisions. If any provisions of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein and to give effect as nearly as possible to the intent of the parties. This Agreement is the product of negotiations between the parties in which each has had the opportunity to be advised by counsel of its choosing, and therefore the rule of construction that an agreement is construed against the drafter thereof shall not be applicable to this Agreement. No action or proceeding, regardless of form, arising out of or related to this Agreement or the services provided by Glass pursuant to this Agreement may be brought by the Company or Glass more than twelve (12) months after the claim or cause of action first arose.
     15. No Third Party Benefit. This Agreement is made solely for the benefit of the parties hereto, and no third party shall acquire any claim against Glass as a result of this Agreement.
     16. Alternative Dispute Resolution. Any claim or dispute concerning, relating to or arising out of this Agreement shall be resolved by binding arbitration in accordance with the rules of the American Arbitration Association or such other rules as may be agreed to by the parties. The arbitration shall be conducted in a location mutually agreed by the parties. If the parties fail to agree on the location within 30 days after either party requests arbitration, the arbitration shall be conducted in New York, New York. The prevailing party in any arbitration under this Agreement shall be entitled to recover from the other as part of the arbitration award reasonable costs and fees, including reasonable attorney’s fees. Any arbitration award may be enforced by a court of competent jurisdiction in accordance with New York law. In the event legal action to enforce the arbitration award is necessary the prevailing party shall be entitled to recover its costs and expenses, including reasonable attorneys fees (whether incurred at the trial or appellate level, in an arbitration, in bankruptcy (including, without limitation, any adversary proceeding, contested matter or application), or otherwise) in such action and in any appeals therefrom or reviews thereof.
     17. Notices. All notices under or concerning this Agreement shall be in writing, may be given by personal delivery, overnight mail or United States mail, shall be effective only upon actual receipt, and shall be delivered to the party receiving notice at the address set forth in this Agreement.
     18. General Provisions. This Agreement shall be binding on the parties and their respective successors and assigns, but neither party may assign any benefit or delegate any duty under this Agreement, voluntarily or by operation of law, without the written consent of the other party. This Agreement constitutes the parties’ entire agreement with respect to its subject matter and is intended to supercede all prior negotiations, discussions and agreements including the Prior Agreement, and fully to integrate the parties’ agreement. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall constitute an original and all of which shall constitute one agreement.
     If the foregoing correctly sets forth our understanding and agreement please so indicate by signing and returning the enclosed copy of this letter, immediately sending by wire transfer the additional portion of the Deposit in the amount of $50,000, and signing and retaining the duplicate we are enclosing for your records. We look forward to working with you on this engagement.

Sincerely,

Title:

Glass & Associates, Inc.
8350 N. Central Expressway, Suite 1150
Dallas, Texas 75206

AGREED TO AND ACCEPTED	, 2006.

Integrated Electrical Services, Inc.

Name:

Title:

Address:

Schedules:
Schedule 1: Description of Services
Schedule 2: Compensation

Schedule 1: Description of Services
Chief Restructuring Officer
General:
As the Chief Restructuring Officer (“CRO”), reporting to the Restructuring Committee, Mr. Edlein and the Glass team will work closely with the Restructuring Committee, the Board, executives and staff of IES, outside attorneys, investment bankers, other advisors and the Ad Hoc Committee and its advisors to insure that the strategic direction of the reorganization (operational, financial and general restructuring) of the Company is carefully constructed, approved and timely implemented to preserve and maximize enterprise value. As CRO, Mr. Edlein shall have responsibility and authority to manage all aspects of the Company’s financial and operational restructuring and shall supervise the Company’s management and advisors in connection therewith.
Scope of work shall include but limited to:
•	Oversight of all financial and operating restructuring activities such as:
•	Financial
•	Review and implementation of cash management system that would enhance the visibility of operating unit performance and insure that cash is controlled on a company wide basis.

•	Supervision of vendor classification and payment control

•	Oversight of key vendor negotiations including landlords

•	Supervision and review of accounts receivable and billing processes

•	Design and development (if needed) of forecasting tools (13 weeks and annual) to integrate the expected business unit performance into the cash forecast and borrowing base calculations.

•	Review and analysis of variances from cash forecasts and supervision of forecast revisions

•	Liquidity plan and contingency analysis

•	Review of the claims and risk management systems and procedures

•	Flash reporting and dashboard of key indicators
•	Operational
•	Review and analysis of:
•	Business unit forecasts including planned gross margin improvement, revenue enhancements and expense controls.

•	Project bidding and performance initiatives

•	Variation analysis and plan modifications based upon performance

•	Flash reporting

•	Strategy and services including cap ex needs

•	Review, assessment and implementation of various operating unit integration and centralization initiatives (operationally and financially)

•	Potential economies of scale including cross utilization of specialty staff, equipment overhead

•	Strategic improvements including consolidation of activities either by line of business, region or other appropriate classification

•	Review of home office organization, structure and costs

•	Feasibility analysis of business units to sell or liquidate

•	Assist in the development of general revenue enhancement and cost containment strategies
•	Evaluation of key management personnel

•	Lead and control the continuous communication process with all key constituencies.

•	Lead the development of an interim business plan which captures the strategies and tactics necessary to preserve the business for the long run and short term needs.

•	Assessment of management, policy, operations, facilities, equipment and operating practices.

•	Oversight of all restructured or new debt, including DIP and Exit financing and surety bonding.

•	Active involvement in the operating activities within the company to insure that the operating plan is consistent with the restructuring process and that interim objectives are attained.

•	Participate in the drafting of all public announcements.

•	Other such duties as approved by the Board.

•	Assist in Bankruptcy filing and oversee the development of a plan of reorganization, and, if necessary, preparation of all financial reporting including monthly operating reports.

Schedule 2: Compensation
Glass Hourly Rates
(In effect on the date of this Agreement)

Principal	$375 to $550 per hour
Case Director	$325 to $450 per hour
Senior Associate	$250 to $380 per hour
Consultant	$200 to $300 per hour
Clerical/Administrative	$75 to $95 per hour
Out-of-Pocket Expenses	at Cost
1.	Except as provide below, Glass shall be compensated for its services under this Agreement on an hourly basis at its standard hourly rates as set forth above. Invoices for fees and reimbursable expenses will be submitted on a monthly basis and are due and payable upon receipt.

2.	Specific rates for this project will be:

Professional	Role	Hourly Rate

Sanford Edlein	Chief Restructuring Officer	$425
Sam Heigle	Case Director	$300
Tom Russell	Senior Consultant	$300
Ken Ollwerther	Consultant	$250
Kris Horner	Consultant	$225
Shaun Donnellan	Quality Control	$450
3.	The time for other professionals, as required, will be charged per our standard rate schedule above.

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